International Flavors & Fragrances Inc.
521 West 57th Street
New York, NY 10019
T: 212-765-5500
F: 212-708-7144
June 1, 2011
Rufus Decker, Accounting Branch Chief
Ernest Green, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C. 20549

RE:	International Flavors & Fragrances Inc. Form 10-K for the Year Ended December 31, 2010 Form 10-Q for the Period Ended March 31, 2011 File no. 1-4858
Dear Mr. Decker:
In your letter dated May 16, 2011, you requested that we respond to your comments regarding our Form 10-K for the Year Ended December 31, 2010 and Form 10-Q for the Period Ended March 31, 2011 within ten business days or tell you when we would provide a response.
As discussed, we are requesting an extension to the initial ten business days response deadline, as we require additional time to gather the necessary information to provide responses to your comments. We will file our response to your comment letter no later than June 10, 2011.
We appreciate your support regarding the timing of this request. Please contact me at (212) 708-7270 if you have any questions regarding the foregoing.
Sincerely,
International Flavors & Fragrances Inc.

/s/ Kevin C. Berryman Kevin C. Berryman Executive Vice President and Chief Financial Officer